UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)

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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description December Operational Update dated 07 January 2022

Press Release

07 January 2022

Argo Blockchain PLC

("Argo" or "the Company")

December 2021 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for December 2021.

During the month of December, Argo mined 214 Bitcoin or Bitcoin Equivalent (together, BTC) compared to 185 BTC in November. This brings the total amount of BTC mined in 2021 to 2,045 BTC.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in December amounted to £7.82 million [$10.55 million*] (November 2021: £8.29 million [$11.20 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 83% for the month of December (November 2021: 86%).

At the end of December, the Company owned 2,595 Bitcoin or Bitcoin Equivalent.

Helios Mining Facility Update

The Company is also pleased to provide the following update on the construction of its 200MW flagship cryptocurrency mining facility, Helios, in Dickens County, Texas. The construction of Argo's facility remains on time and the main structure, outside facade, and roof have now been completed. The next phase of construction and build out of essential infrastructure are ongoing, with a projected completion date in the first half of 2022.

Peter Wall, Chief Executive of Argo and interim Chairman, said: "2021 has been a transformational year for both Argo and the cryptocurrency sector. We began development on our mining facility in Texas and we took Argo to NASDAQ. Our efforts allowed us to expand our global presence and we look forward to the year ahead and the opening of our mining facility in Dickens County, Texas".

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin have limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, for the months of November and December 2021.

	Month Ended 30 November 2021		Month Ended 31 December 2021
	£	$	£	$
Gross (loss)	(1,108,192)	(1,108,192)	(12,593,995)	(17,008,110)
Gross Margin¹	(13%)	(13%)	(161%)	(161%)
Depreciation of mining equipment	1,203,238	1,624,965	1,444,614	1,950,942
Charge in fair value of digital currencies	7,371,093	9,954,614	18,271,429	24,675,448
Realised loss on sale of digital currencies	8,364	11,296	740,713	1,000,328
Crypto-currency management fees²	(340,561)	(459,925)	(1,388,635)	(1,875,343)

Mining Profit	7,133,942	9,634,344	6,474,126	8,743,625
Bitcoin and Bitcoin Equivalent Mining Margin	86%	86%	83%	83%

(1) Due to unfavourable changes in fair value of Bitcoin and Bitcoin Equivalents in November and December 2021 there was a significant loss on change in fair value of digital currencies.

(2) The cryptocurrency management fees include the settlement amount with Celsius and as such are higher than normal in December 2021.

*Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates.

Forward-Looking Information

This announcement contains inside information and forward-looking include forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company proposes to operate.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi Fabio Galloni-Roversi Monaco argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906 +44 7888 672 701

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 January, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel